UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

DAILY JOURNAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

233912104

(CUSIP Number)

MARCH 3, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233912104	SCHEDULE 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Barbara L. Edmonds, Trustee of The Guerin Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,732 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,732 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,732 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS

CUSIP No. 233912104	SCHEDULE 13G/A	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER:

Daily Journal Corporation

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

915 East First Street

Los Angeles, California 90012

ITEM 2(a).	NAME OF PERSON FILING:

Barbara L. Edmonds, Trustee of The Guerin Family Trust

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Edmonds & Edmonds LLP

519 30th Street

Newport Beach, California 92663

ITEM 2(c).	CITIZENSHIP:

U.S. citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

ITEM 2(e).	CUSIP NUMBER:

233912104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 13,732 shares of Common Stock are now owned by The Guerin Family Trust (the “Trust”), for which Ms. Edmonds became the sole trustee on December 14, 2020. As of March 3, 2021, Ms. Edmonds had distributed to the beneficiaries of the Trust a total of 109,781 shares of the 123,513 shares of Common Stock that were held by the Trust on December 14, 2020.

CUSIP No. 233912104	SCHEDULE 13G/A	Page 4 of 5 Pages

(b)	Percent of class: 1.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote = 13,732

(ii)	Shared power to vote or to direct the vote = 0

(iii)	Sole power to dispose or to direct the disposition of = 13,732

(iv)	Shared power to dispose or to direct the disposition of = 0

ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 233912104	SCHEDULE 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 10, 2021

BARBARA L. EDMONDS, TRUSTEE OF
THE GUERIN FAMILY TRUST

/s/ Barbara L. Edmonds